Filed by First Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Illinois Corporation

Commission File No.: 333-299742

Date: November 10, 2026

EXPLANATORY NOTE: This communication is being filed solely to correct the date of the special meeting of First Illinois Corporation shareholders to vote on the merger with First Financial Corporation, which was incorrectly stated as December 11, 2026 in the communication filed on November 6, 2026. The correct date is Thursday, December 17, 2026. No other information has been changed.

SHAREHOLDER LETTER 225 NORTH WATER STREET, DECATUR, IL 62523 217.872.6281 First Illinois Corporation together with Hickory Point Bank and Trust, (the “Company”) is pleased to report its financial results for the quarter and nine-month period ended September 30, 2026. The Company’s financial position is strong as of September 30, 2026. The Company’s liquidity position remains a source of strength, with cash and investment securities totaling $215 million, representing 31% of total assets as of such date. The Company’s capital position is strong with total equity increasing to $82.7 million, representing 11.88% of total assets with a strong Tier 1 capital ratio of 11.45%. Asset quality metrics are excellent with non-performing assets representing only 0.04% of total assets. The Company’s tangible book value per share was $34.10 as of September 30, 2026, up from $32.06 as of September 30, 2025. For the quarter and nine months ended September 30, 2026, net income increased to $2.0 million and $6.3 million, respectively, a significant improvement from the prior year. The higher earnings were primarily attributable to increases in net interest income and non-interest income and disciplined cost containment. Net interest margin increased to 4.01% in the third quarter 2026 from 3.64% in the like quarter last year. The increase in net interest margin was attributable to an improved balance sheet mix, higher asset yields, and lower funding costs. It should be noted that third quarter 2026 results included approximately $488,000 of merger-related expenses. The Company’s return on average assets (“ROAA”) and return on average common equity (“ROAE”) were 1.33% and 9.72%, respectively, for the quarter ended September 30, 2026. This compares favorably to the like quarter last year, when the Company reported an ROAA of 1.07% and an ROAE of 9.63%. Basic earnings per share were $0.83 for the quarter ended September 30, 2026, an 8% increase over the $0.77 reported in the third quarter 2025. For the nine months ended September 30, 2026, the Company’s ROAA was 1.25% compared to 1.03% for the like period last year and its ROAE was 10.28%, compared to 9.85% for the like period last year. Basic earnings per share were $2.59 for the nine months ended September 30, 2026, up from $2.31 during the like period last year. 225 NORTH WATER STREET, DECATUR, IL 62523 217.872.6281 On November 5, 2026, the board of directors declared the Company’s thirty-first consecutive quarterly dividend on its common stock based upon the Company’s strong financial position. The dividend, payable to shareholders of record as of November 12, 2026, will be in the amount of twenty-five cents ($0.25) per share and will be paid to shareholders on November 19, 2026. Please keep an eye out for your common stock dividend check, which will be from First Illinois Shareholder Services, a division of Hickory Point Bank. The board of directors has called a special meeting of shareholders (the “Special Meeting”) to be held on Thursday, December 17, 2026 at 10:00 a.m. The Special Meeting shall take place at the Company’s headquarters located at 225 North Water Street, Decatur, IL. The purpose of the Special Meeting shall be to vote on the merger agreement between First Illinois Corporation and First Financial Corporation dated August 26, 2026. Materials for the Special Meeting, which will include a meeting notice, proxy statement / prospectus and proxy card, will be mailed to shareholders on or around November 13, 2026. We encourage shareholders to please review the proxy materials carefully when you receive them, and vote promptly, prior to the meeting. You will also receive a separate mailing with an election form and letter of transmittal with instructions for delivering your stock certificates to an exchange agent. If your physical stock certificate(s) has been lost or destroyed, please promptly contact Charlie Osborne at (217) 872-7583. Following the closing, you will not receive your merger consideration until your stock certificate has been received by the exchange agent. Please contact me at (217) 872-6281 with any questions. Thank you again for your investment and confidence in us and your long-term support of our business. *All amounts referenced herein are unaudited. 3 rd Quarter 2026*

Unaudited Consolidated Financial Data
First Illinois Corporation

Unaudited Consolidated Income Statement Data	Three Months Ended September 30, 2026	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2026	Nine Months Ended September 30, 2025
Interest income	$ 8,497,152	$ 8,654,263	$ 25,077,192	$ 26,122,095
Interest expense	2,033,036	2,448,302	6,185,273	7,626,314
Net interest income	6,464,116	6,205,961	18,891,919	18,495,781
Provision for credit losses	0	0	0	0
Net interest income after provision for loan losses	6,464,116	6,205,961	18,891,919	18,495,781
Non-interest income	2,193,813	2,068,673	6,573,392	6,331,548
Non-interest expense	6,074,314	5,838,029	17,319,126	17,454,922
Income before income tax	2,583,615	2,436,605	8,146,185	7,327,407
Provision for income tax	577,601	572,345	1,863,385	1,740,146
Net Income	$ 2,006,014	$ 1,864,260	$ 6,282,800	$ 5,632,261

Unaudited Consolidated Balance Sheet Data	September 30, 2026	September 30, 2025
Cash and investment securities	$ 215,435,170	$ 221,181,579
Net loans	434,283,629	455,174,680
Fixed assets	15,603,004	16,291,362
Other assets	30,401,139	27,756,480
Total assets	$ 695,722,942	$ 720,404,101
Deposit accounts	$ 601,241,813	$ 636,535,770
Federal Home Loan Bank of Chicago Advances	5,506,899	0
Other liabilities	6,293,278	6,262,576
Total liabilities	613,041,990	642,798,355
Common stock	20,430,911	20,266,000
Retained earnings	64,280,685	57,748,501
Other comprehensive income/(loss)	(1,990,644)	(408,755)
Total First Illinois Corporation equity	82,680,952	77,605,746
Total liabilities and stockholders' equity	$ 695,722,942	$ 720,404,101

Unaudited Per Share Data	Three Months 2026	Three Months 2025	Nine Months 2026	Nine Months 2025
Basic earnings per share	$ 0.83	$ 0.77	$ 2.59	$ 2.31
Book value per share			$ 34.10	$ 32.06
Tangible book value per share			$ 34.10	$ 32.06

Selected Performance Metrics*	Three Months 2026	Three Months 2025	Nine Months 2026	Nine Months 2025
Return on average assets	1.33%	1.07%	1.25%	1.03%
Return on average common equity	9.72%	9.63%	10.28%	9.85%
Tier-1 capital ratio			11.45%	10.51%
Non-performing assets to total assets			0.04%	0.05%
Allowance for credit losses to non-performing assets			1,806.02%	1,519.31%
Loan to deposit ratio			72.68%	72.12%
Net interest margin	4.01%	3.64%	3.77%	3.58%

**Hickory Point Bank and Trust except for return on average common equity*

First Illinois Corporation
Shareholder Letter
Third Quarter, 2026
Page 2

Important Additional Information About the Merger and Where to Find It In connection with the proposed transaction, First Financial Corporation (“FFC”) has filed materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4. The registration statement includes a proxy statement of First Illinois Corporation (“FIC”) that also constitutes a prospectus of FFC, which will be sent to the shareholders of FIC. This letter is not a substitute for the proxy statement/prospectus or the registration statement or for any other document that FFC files with the SEC and sends to FIC’s shareholders in connection with the proposed transaction. FIC’S SHAREHOLDERS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY FFC WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FFC, FIC, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND OTHER MATTERS. The registration statement and other documents relating to the merger filed by FFC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing FFC’s website at https://investor.first-online.bank under the “Investor Relations” section. Alternatively, these documents can be obtained free of charge from FFC upon written request to First Financial Corporation, Attn: Norman D. Lowery, President and CEO, One First Financial Plaza, Terre Haute, Indiana 47807 or by calling 812- 238-6185. The contents of the website referenced above are not deemed to be incorporated by reference into the registration statement or the proxy statement/prospectus. Participants in the Solicitation FFC, FIC and their respective directors, executive officers, and certain other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from FIC’s shareholders in connection with the proposed merger. Information regarding the directors and executive officers of FFC is included in its definitive proxy statement for its 2026 annual meeting filed with the SEC on March 17, 2026. Information regarding the directors and executive officers of FIC and additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement on Form S-4 and other materials filed by FFC with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the section above. No Offer or Solicitation This document does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Secu 3 rd Quarter 2x026 Shareholder Letter First Illinois Corporation Shareholder Letter Third Quarter, 2026 Page 3